

SECURIT   08031329   SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	38299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/07   AND ENDING   12/31/07
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hermitage Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Park Avenue, Suite 801
                                               (No. and Street)

New York   New York   10022
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Bendall, Jr.   (212) 832-2100
                                                      (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
                               (Name -- if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
                                    contained in this form are not required to respond unless the form displays
                                     a currently valid OMB control number.*



OATH OR AFFIRMATION

I, _____John W. Bendall, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Hermitage Capital Corporation_____, as of ___December 31_____,20 07___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____   _____

_____   _____

_____   _____

_____
Signature

_____
Title

_____
Notary Public

LALTA PERSAUD
Notary Public, State of New York
No. 01PE6092203
Certified in New York County

This report **contains (check all applicable boxes):**

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HERMITAGE CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

HERMITAGE CAPITAL CORPORATION

CONTENTS

Certified	Rothstein, Kass & Company, P.C.	Beverly Hills
Public	4 Becker Farm Road	Dallas
Accountants	Roseland, NJ 07068	Denver
	tel 973.994.6666	Grand Cayman
	fax 973.994.0337	New York
	www.rkco.com	Roseland
		San Francisco
		Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Hermitage Capital Corporation

We have audited the accompanying statement of financial condition of Hermitage Capital Corporation (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company has sustained recurring losses from operations, has an accumulated deficit and the Company is thinly capitalized, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying statement of financial condition does not include any adjustments that might result from the outcome of these uncertainties.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hermitage Capital Corporation as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
May 5, 2008

HERMITAGE CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$	24,932
Deposit with clearing broker		25,000
Due from clearing broker		33,767
Due from officer		297,804
Equipment and leasehold improvements, net of accumulated depreciation and amortization of $83,986		2,971
Other assets		7,929
	$	392,403

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities, accounts payable and accrued expenses	$	28,785
Stockholder's equity		
Common stock, no par value, authorized 2,000 shares, issued and outstanding 1,000 shares		500,000
Additional paid-in capital		3,142,500
Accumulated deficit		(3,278,882)
Total stockholder's equity		363,618
	$	392,403

HERMITAGE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Hermitage Capital Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company's operations primarily consist of engaging in securities principal transactions and providing investment banking services.

2. Going concern

The financial statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2007, the Company's stockholder's equity was approximately $364,000, most of which is manifested in a receivable from its parent's owner of approximately $298,000, and had approximately $50,000 of excess net capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management's near and long-term operating strategies focus on exploiting existing and potential competitive advantages while eliminating or mitigating competitive disadvantages. In response to current market conditions, and as part of its ongoing corporate strategy, the Company is pursuing several initiatives, including seeking additional capital from sources other than its parent. These initiatives are intended to increase liquidity and better position the Company to compete under current market conditions. Accordingly, the Company's ability to continue as a going concern is dependent upon its adherence to these goals as well as its ability to develop working capital and attain future profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Summary of significant accounting policies

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Equipment	5 Years	Straight-line
Leasehold improvements	Term of Lease	Straight-line

Revenue and Expense Recognition from Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

HERMITAGE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

---

3. Summary of significant accounting policies (continued)

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company's stockholder has elected to treat the Company as an "S" Corporation. As such, the individual stockholder is liable for federal and substantially all state and local taxes on corporate income and receives the benefit of corporate losses.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and highly liquid investments with original maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

4. Deposit with clearing broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $25,000.

5. Income taxes

The Company has net operating loss carry forwards of approximately $344,000 for New York City purposes which begins to expire in 2018. The calculated deferred tax asset of approximately $30,000 has been fully reserved, as it cannot be assured that there will be income in the future to utilize the tax benefit.

6. Retirement plan

The Company has a retirement plan which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. The Company made no contributions to the plan during the year ended December 31, 2007.

HERMITAGE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

7. Net capital requirements

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $55,000, which was approximately $50,000 in excess of its minimum requirement of $5,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Related party transactions

At December 31, 2007, the Company had an advance to an officer of approximately $298,000, which is non-interest bearing and is due on demand.

The Company has a verbal agreement with the parent to pay the monthly rental amounts which its parent is currently obligated for under a long-term lease. The rent expense for 2007 was approximately $107,000.

The Company has advanced approximately $154,000 to the parent as of December 31, 2007, which is non-interest bearing and is due on demand. The Company has established a reserve for the full amount of the advance based on an evaluation of the parent's liquidity as of December 31, 2007.

10. Off-balance sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the due from clearing broker is pursuant to this clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. Major customer

During 2007, 47% of the commission revenue was derived from one customer.